October 31, 1998


QUARTERLY REPORT TO THE LIMITED PARTNERS
  OF DSI REALTY INCOME FUND VI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1998. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 1998 and 1997, total revenues increased 8.5% from $652,761 to $708,070 and total expenses decreased 9.0% from $402,431 to $366,100. As a result, net income increased to 6.6% from $250,330 for the three-month period ended September 30, 1997, to $341,970 for the same period in 1998. The revenue increase can be attributed to an increase in rental income as a result of higher occupancy and unit rental rates. Occupancy levels for the Partnership's six mini-storage facilities averaged 87.6% for the three month period ended September 30, 1998, compared to 86.7% for the same period in 1997. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $43,100 (12.0%) primarily due to decreases in maintenance and repair and salaries and wage expenses, partially offset by increases in property management fees and real estate tax expense. Property management fees, which are based on rental revenue, increased as a result of the increase in rental revenue. General and administrative expenses increased approximately $6,800 (15.5%) primarily as a result of an increase in incentive management fees. Incentive management fees, which are based on cash available for distribution, increased as a result of the increase in net income.

For the nine-month periods ended September 30, 1998, and 1997, total revenues increased 8.3% from $1,900,046 to $2,058,300 and total expenses decreased 0.8% from $1,191,538 to $1,182,472. As a result, net income increased 23.6% from $708,508 for the nine months ended September 30, 1997, to $875,828 for the same period in 1998. The reason for the increase in revenues is the same as discussed above for the three-month period. Operating expenses decreased approximately $26,700 (2.6%) primarily due to same reasons as discussed for the three-month period above. General and administrative expenses increased approximately $17,600 (9.8%) for the same reason as discussed for the three-month period above.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

The Year 2000 issue refers to the inability of certain computer systems to recognize a date using "00" as the Year 2000. The Partnership has implemented a Year 2000 program, which has three phases: (1) identification;
(2) remediation; and (3) testing and verification. The Partnership, as well as the property management company and the Partnership's warehouse facilities have completed those phases. Computer programs have been upgraded and tested to function properly with respect to the dates in the Year 2000 and thereafter. Year 2000 compliance costs are nominal and have been expensed in the regular course of business. The Partnership provides no assurance that third-party suppliers and customers will be compliant. Nevertheless, the Partnership does not believe that the Year 2000 issue will have a material adverse effect on its financial condition or results of operations.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund VI
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President